Filed Pursuant to Rule 253(g)(2)
File No. 024-10928

HappyNest REIT, INC

SUPPLEMENT NO. 2 DATED JULY 22, 2022

TO THE OFFERING CIRCULAR DATED JULY 12, 2021

This Offering Circular Supplement No. 2 (“Supplement No. 2”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Investment in Trevian Capital Debt Fund, LP

On July 18, 2022, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest of Founder Class shares in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”), pursuant to a subscription agreement (the “Trevian Subscription Agreement”), for an aggregate investment amount of $250,000. Trevian Capital Debt’s primary investment purpose and objective will be to seek to provide principal protection while endeavoring to achieve non-correlated attractive returns. Trevian Capital Debt’s primary strategy entails originating senior-secured (first lien) mortgages secured by commercial and multifamily real estate nationwide. These loans are typically in a first lien position and are provided to borrowers whose needs do not meet conventional timing and/or underwriting guidelines. The General Partners of Trevian Capital Debt have run a successful bridge lending business that was founded in January 2013, and currently oversees a portfolio of $227,375,000 of senior-secured bridge loans that meet the investment criteria of the Trevian Capital Debt and has originated $530,300,000 across 58 transactions nationwide of such loans since its inception. Details of this acquisition can be found here.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 2 is not complete without and may not be delivered or used except in connection with the Offering Circular filed with the Commission on July 12, 2021 and Offering Circular Supplement No. 1 dated and filed with the Commission on July 13, 2022, including all exhibits.